A-MARK PRECIOUS METALS, INC.
429 Santa Monica Boulevard
Santa Monica, California 90401

May 8, 2014

VIA EDGAR
Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	A-Mark Precious Metals, Inc.
Item 9.01 Form 8-K
Filed February 25, 2014
File No. 001-36347

Dear Ms. Thompson:
On behalf of A-Mark Precious Metals, Inc. (the “Company”), set forth below are the Company’s responses to your letter dated April 10, 2014 (the “Letter”) setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 8-K filed on February 25, 2014, as amended by Amendment No. 1 filed on April 8, 2014 (the “8-K”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The revisions to the 8-K described below are reflected in an amendment to the 8-K filed with the Commission on May 8, 2014.

Item 4.01 Form 8-K/A, Filed April 8, 2014
1. We note your disclosure in the third paragraph under Item 4.01 that SGI authorized KPMG LLP to respond fully to the inquiries of BDO USA, LLP concerning the material weakness. Please amend your Item 4.01 Form 8-K/A to state, if true, that A-Mark Precious

United States Securities and Exchange Commission
Division of Corporation Finance
May 8, 2014

Metals authorized KPMG LLP to respond fully to the inquiries of BDO USA, LLP concerning the material weakness. Please refer to Item 304 (a)(1)(iv) of Regulation S-K.
The 8-K has been amended in response to the Staff’s comment.
2. Please file an updated Exhibit 16 letter from KPMG with your amended Form 8-K.

The Company has filed an updated Exhibit 16 in response to the Staff’s comment.

* * * * *
Lastly, the Company acknowledges the following:

•	the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments with respect to the above, please contact the undersigned at (310) 587-1623.

Very truly yours,

/s/ Carol E. Meltzer
Carol E. Meltzer
Vice President, Secretary and General Counsel